Heath D. Linsky
February 25, 2011	404-504-7691
hdl@mmmlaw.com
VIA FEDERAL EXPRESS	www.mmmlaw.com
Ms. Sonia Barros, Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Grubb & Ellis Healthcare REIT II, Inc. Post-Effective Amendment No. 8 to Registration Statement on Form S-11 Filed February 18, 2011 File No. 333-158111
Dear Ms. Barros:
     On behalf of Grubb & Ellis Healthcare REIT II, Inc. (the “Company”), please find transmitted herewith for filing the Company’s response to comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in a telephone conversation on February 25, 2011. References to page numbers (other than in headings taken from the Commission’s letter) are to pages of the prospectus (the “Prospectus”) portion of Post-Effective Amendment No. 8 (the “Amendment”) filed on February 18, 2011 (Registration No. 333-158111) (the “Registration Statement”), in accordance with the Securities Act of 1933, as amended (the “Securities Act”), and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder.
     The Company undertakes to revise the disclosure as set forth below in its Prospectus filed in accordance with Rule 424(b)(3), as promulgated under the Securities Act, which permits a filing of a prospectus that reflects facts or events...that constitute a substantive...addition to the information set forth in the last form of prospectus filed with the Commission. The Company will file the Prospectus no later than the second business day following the date it is first used after effectiveness in connection with the public offering or sales.
AFFO
1.	Revise the disclosure under the caption “Our Performance — Information Regarding Our Distributions” on page 20 of the Prospectus to remove the disclosure regarding adjusted cash flows from operations.
     Response: The Company will revise the disclosure under the caption “Our Performance — Information Regarding Our Distributions” beginning on page 19 of the Prospectus in response to the Staff’s comment to disclose the following:

Buckhead Office	1600 Atlanta Financial Center	With offices in	Washington, DC
(404) 233-7000	3343 Peachtree Road, N. E.		Raleigh-Durham, N.C.
Atlanta, Georgia 30326
Fax: (404) 365-9532

MORRIS, MANNING & MARTIN, LLP
Ms. Sonia Barros, Special Counsel
Securities and Exchange Commission
February 25, 2011

     Information Regarding Our Distributions
     Our board of directors authorized a daily distribution to our stockholders of record as of the close of business on each day of the period commencing on January 1, 2010 and ending on June 30, 2010, as a result of our sponsor, Grubb & Ellis, advising us that it intended to fund these distributions until we acquired our first property. We acquired our first property, Lacombe Medical Office Building, on March 5, 2010. Our sponsor did not receive any additional shares of our common stock or other consideration for funding these distributions, and we will not repay the funds provided by our sponsor for these distributions. Our sponsor is not obligated to contribute monies to fund any subsequent distributions. Subsequently, our board of directors authorized, on a quarterly basis, a daily distribution to our stockholders of record as of the close of business on each day of the quarterly periods commencing on July 1, 2010 and ending on March 31, 2011. The distributions were and will be calculated based on 365 days in the calendar year and equal to $0.0017808 per share of common stock, which is equal to an annualized distribution rate of 6.5%, assuming a purchase price of $10.00 per share. These distributions were and will be aggregated and paid in cash or DRIP shares monthly in arrears. The distributions declared for each record date from the July 2010 through March 2011 periods were or will be paid monthly from August 2010 through April 2011, only from legally available funds.
     The amount of the distributions to our stockholders is determined quarterly by our board of directors and is dependent on a number of factors, including funds available for payment of distributions, our financial condition, capital expenditure requirements and annual distribution requirements needed to qualify as a REIT under the Internal Revenue Code of 1986, as amended. We have not established any limit on the amount of offering proceeds that may be used to fund distributions, except that, in accordance with our organizational documents and Maryland law, we may not make distributions that would: (1) cause us to be unable to pay our debts as they become due in the usual course of business; (2) cause our total assets to be less than the sum of our total liabilities plus senior liquidation preferences; or (3) jeopardize our ability to maintain our qualification as a REIT.
     For the nine months ended September 30, 2010, we paid distributions of $2,238,000 ($1,146,000 in cash and $1,092,000 in shares of our common stock pursuant to the DRIP), none of which were paid from cash flows from operations of $(3,480,000). $259,000, or 11.6%, of the distributions were paid using funds from our sponsor. The distributions in excess of funds from our sponsor were paid from offering proceeds. Under GAAP, acquisition related expenses are expensed and therefore subtracted from cash flows from operations. However, these expenses are paid from offering proceeds.
     For the period from January 7, 2009 (Date of Inception) through December 31, 2009, we did not pay distributions.
     Our distributions of amounts in excess of our current and accumulated earnings and profits have resulted in a return of capital to our stockholders. We have not established any limit on the amount of offering proceeds that may be used to fund distributions other than those limits imposed by our organizational documents and Maryland law. Therefore, all or any portion of a distribution to our stockholders may be paid from offering proceeds. The payment of distributions from our offering proceeds could reduce the amount of capital we ultimately invest in assets and negatively impact the amount of income available for future distributions.
     The distributions paid during each of our last four fiscal quarters ended September 30, 2010, along with the amount of distributions reinvested pursuant to the DRIP and the sources of our distributions were as follows:

MORRIS, MANNING & MARTIN, LLP
Ms. Sonia Barros, Special Counsel
Securities and Exchange Commission
February 25, 2011

	Three Months Ended
	September 30,		June 30,		March 31,		December 31,
	2010		2010		2010		2009

Distributions paid in cash	$669,000		$367,000		$110,000		$—
Distributions reinvested	590,000		376,000		126,000		—

Total distributions	$1,259,000		$743,000		$236,000		$—

Source of distributions:
Cash flows from operations	$—	—%	$—	—%	$—	—%	$—	—%
Funds from sponsor	—	—%	23,000	3.1%	236,000	100%	—	—%
Offering proceeds	1,259,000	100%	720,000	96.9%	—	—%	—	—%

Total sources	$1,259,000	100%	$743,000	100%	$236,000	100%	$—	—

     As of September 30, 2010, we had an amount payable of $185,000 to our advisor or its affiliates for operating expenses, acquisition related expenses, asset and property management fees, lease commissions and on-site personnel and engineering payroll, which will be paid from cash flows from operations in the future as they become due and payable by us in the ordinary course of business consistent with our past practice.
     As of September 30, 2010, no amounts due to our advisor or its affiliates have been deferred or forgiven. Our advisor and its affiliates have no obligations to defer, waive or forgive amounts due to them. In the future, if our advisor or its affiliates do not defer, waive or forgive amounts due to them, this would negatively affect our cash flows from operations, which could result in us paying distributions, or a portion thereof, with net proceeds from our offering, funds from our sponsor or borrowed funds. As a result, the amount of proceeds available for investment and operations would be reduced, or we may incur additional interest expense as a result of borrowed funds.
     For the nine months ended September 30, 2010, our FFO was $(4,073,000). For the nine months ended September 30, 2010, we paid distributions of $259,000, or 11.6%, using funds from our sponsor and $1,979,000, or 88.4%, from proceeds from our offering. From our inception through September 30, 2010, we paid cumulative distributions of $2,238,000, as compared to cumulative FFO of $(4,354,000). The payment of distributions from sources other than FFO may reduce the amount of proceeds available for investment and operations or cause us to incur additional interest expense as a result of borrowed funds.

Best regards, MORRIS, MANNING & MARTIN, LLP
/s/ Heath D. Linsky
Heath D. Linsky

HDL:tjr

cc:	Cora Lo, Esq. Lauren B. Prevost, Esq.